Exhibit 99.29

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

June 28, 2011

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM SHAREHOLDERS APPOINT NEW

CHAIRMAN AND DIRECTORS

Shareholder Rights Plan, Option Plan, and New Corporate Articles Approved

Vancouver, BC – June 28, 2011 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased announce that at the annual and special meeting of Cream shareholders held June 23, 2011 (the “Meeting”), shareholders appointed Mr. Christopher Hebb as Chairman.  Subsequent to the meeting Mr. Dwayne Melrose consented to act as a director of the Company bringing the number of Directors to eight. In addition shareholders approved the shareholder rights plan, 10% rolling stock option plan and new Articles.

At the Meeting shareholders also elected a board of directors to serve for the following year.  The board now comprises continuing directors Michael E. O’Connor, Sargent H. Berner, Robin Merrifield, Ferdinand Holcapek, Gerald Feldman, and new directors Christopher Hebb, Dwayne Melrose and Ronald Lang.

Mr. Hebb is President and CEO of Cavell Capital Corporation, a Vancouver based investment Management Company.  Mr. Hebb holds an LL.B. from the University of Toronto and was licensed as a lawyer in Alberta and British Columbia focusing on corporate and securities law and international business transactions.  Mr. Hebb’s career includes substantial experience at a senior management level in investment management, expansion capital, private client wealth management, diamond exploration, consumer products, real estate development, steel manufacturing and fabrication, coal mining, and oil and gas exploration and production.

Mr. Dwayne Melrose is VP Exploration for Minco Silver Corporation and is based in Beijing, China. Mr. Melrose is a graduate of the University of Waterloo, Ontario and has over 30 years’ experience as an exploration and mine geologist. He has been involved in all aspects of exploration from grass roots to the mine definition/feasibility stage and open pit mine geology.  Mr. Melrose has worked globally with Cameco/Centerra's Gold companies' exploration departments spending over two decades in Canada, the USA, and Kazakhstan. He also served as Exploration Manager at the Kumtor Gold Mine in the Kyrgyz Republic where he was directly responsible for the discovery of the high grade SB Zone, significantly increasing the reserves and resources of the Kumtor Mine and extending its life of mine. Mr. Melrose joined Minco Silver in 2007, his responsibilities including the exploration program which has increased and defined 157 million ounces of silver at the Fuwan project and then advancing it through the initial Preliminary Economic assessment stage to the completion of a successful and positive Feasibility Study. Mr. Melrose also serves as VP Exploration for Minco Gold Corporation, having added 1 million ounces to the resources (all categories) of the Changkeng gold property by December 31, 2008.

Ronald Lang is a businessman and consultant with over twenty years’ experience working with companies in the junior resource sector.

Each of the new directors has been granted 400,000 stock options per director, for a total of 1,200,000 stock options, which options will vest immediately and are exercisable at a price of $0.16 per share, on or before June 23, 2016.

Mr. Frank Lang, founding shareholder and long time director of the Company, has retired from the Board. The Company wishes to thank Mr. Lang for his dedication, ongoing support of and valuable contributions to Cream.   Mr. Lang will act as a consultant to the Company. Mr. Lang’s experience in the mining industry, accumulated over a 45 plus year career and his vast knowledge of Nuevo Milenio will be of great assistance to management as work continues to advance Nuevo Milenio. Cream looks forward to Mr. Lang’s input going forward.

Cream appointed officers for the ensuing year.  Christopher Hebb will serve as Chairman of the Board.  Michael E. O’Connor will serve as President and Chief Executive Officer, Ms. Angela Yap will serve as Chief Financial Officer, and Ms. Mary Davies will serve as Corporate Secretary.

Cream Minerals is a silver-gold exploration company. The Company’s flagship project is the Nuevo Milenio silver – gold property, Nayarit Sate, Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Michael E. O'Connor

President & CEO

Christopher Hebb
Chairman

Robert Paul
Investor Relations

Tel: (604) 687-4622

Fax: (604) 687-4212

Toll Free: 1-888-267-1400

Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.